SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 28, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 28, 2007

Date, time and place: February 28, 2007, at 09:00 am, at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: Attendance of all the Board of Directors’ members. Presiding Board: Noemy Almeida Oliveira Amaro – Chairman and Flávia Turci – Secretary. Agenda and resolutions: 1) due to the resignation presented by the Director Gelson Pizziani, it was elected as Director, Mr. Paulo Cezar Bastos Castello, white, Brazilian citizen, married, business administrator, bearer of Identification Card RG 36.275.390 -8 SSP/SP and registered with the CPF under no. 468.873.857 -91, with a commercial address located at Av. Jurandir, 856 - Lot 04 – 2nd floor - Jardim Ceci - São Paulo/SP. This newly elected director will complete a mandate that coincides with that of the other directors. The newly elected director warrants that he is not being investigated or charged with any crime that would prevent him from performing mercantile activities, nor is he prohibited from doing so by law. The investiture of the newly elected director will take place when he signs (i) the respective Investiture Contract in the proper book, and (ii) the Administrator Consent Form, as ordered in the Special Corporate Governance Practices Rules – Level 2, published by the São Paulo Stock Exchange – “BOVESPA”. Closure: There being nothing further, the meeting was adjourned and a summary of these minutes was drawn up, which after being read was signed by all those present. São Paulo, February 28, 2007. Chairman – Noemy Almeida Oliveira Amaro; Secretary – Flávia Turci. Officers: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Jr. and Roger Wright. Faithful copy of the minutes transcribed in the proper records.

This is a free English translation of the original instrument drawn up in the Company’s records.
Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.